February 25, 2008

Via EDGAR and Fax

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Larry Spirgel

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007, June 30, 2007 and September 30, 2007
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated January 25, 2008 referencing the original comment letter dated June 19, 2007 from Mr. Larry Spirgel of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 and Form 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

• we are responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

– 2 –	February 25, 2008

13. Commitments and Contingencies, page F-20

On July 19, 2002, 4Kids Entertainment Music, Inc. (the “Company”) entered into an Agreement with Cherry Lane Music Publishing Company, Inc. (“Cherry Lane”,) an independent third-party. Under this Agreement, the Company assigned to Cherry Lane an undivided 50% interest in the music composed by the Company for the various television series produced by the Company (“Intellectual Assets”), including but not limited to all of the sound recordings and all of the compositions within each series. The interest that the Company assigned to Cherry Lane, is subject to the percentage interest that may be payable to the property owners, and subject to any other limitations set forth in the agreements between the Company and the property owners. These limitations usually include, but are not limited to; duration of term, territory restrictions and other limitations on the use of these properties. Cherry Lane has the exclusive right to administer, sell, or otherwise dispose of and deal with all copyrights and other rights in musical compositions of every kind, whether now in existence or to be created in the future. The Agreement shall be in effect for a period of 15 years, and all rights to the music covered by the Agreement recordings shall survive the expiration of this term.

In exchange for the Company’s transfer to Cherry Lane of a 50% interest in the Company’s Intellectual Assets, the Company shall receive the following non-refundable and non-recoupable payments from Cherry Lane in conjunction with the agreement:

$3,000,000	Due upon the execution of the agreement, for existing content.
$ 750,000	Due on the first anniversary of the Agreement, for additional content from the date of the Agreement to the date of the first anniversary of the Agreement.
$ 750,000	Due on the second anniversary of the Agreement, for additional content from the date of the Agreement to the date of the second anniversary of the Agreement.
$ 500,000	Due on the third anniversary of the Agreement, for additional content from the date of the Agreement to the date of the third anniversary of the Agreement.

Note: All payments due from Cherry Lane have been paid in full per the contractual terms.

The Company and Cherry Lane share equally the Net Receipts (as defined below) for the first eight years of the Agreement. For purposes of this Agreement, “Net Receipts” are defined as Gross Receipts, less:

1.	10% administrative fee to Cherry Lane
2.	5% administrative fee to 4Kids
3.	fees to be paid to various property owners (e.g. writers, artists, producers, etc.)
4.	other various recoupable expenses to Cherry Lane

Upon the commencement of the 9th year of this agreement, and through the remainder of the term of the Agreement, the Company shall receive prospectively a sixty-two and one-half (62.5%) percent of the Net Receipts and Cherry Lane shall receive prospectively thirty-seven and one-half (37.5%) percent of such Net Receipts.

The Company had expected and currently continues to produce additional new music which, based on the success of their administrative service, continues to supply Cherry Lane with this content. Since the Company had expected and currently continues to deliver more than the amount of music required to be delivered under the agreement, there was no way to appropriately record the fair value of the future amounts to be delivered. Based on EITF 00-21, which states that revenues must be sufficiently separable, it was determined that the Company’s inability to fair value the future portion of the music deliverables caused the entire amount to be recorded as deferred revenue. It was then determined that the most appropriate and systematic method of accounting for this revenue relating to the deferred portion would be to reduce this deferred amount dollar for dollar based on the actual music earnings of the Company.

– 3 –	February 25, 2008

As detailed in EITF 88-18, the Task Force reached a consensus that the presence of any one of the following factors independently creates a rebuttable presumption that classification of the proceeds as debt is appropriate:

•	The transaction does not purport to be a sale (that is, the form of the transaction is debt).
•

The enterprise has significant continuing involvement in the generation of the cash flows due the investor (e.g., active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

•	The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise.
•	The investor's rate of return is implicitly or explicitly limited by the terms of the transaction.
•	Variations in the enterprise's revenue or income underlying the transaction have only a trifling impact on the investor's rate of return.
•	The investor has any recourse to the enterprise relating to the payments due the investor.

The Company considered EITF 88-18 in concluding that the current and future music assets that were sold to a third party should be classified as deferred revenue rather than debt due to the following:

1.	The amount obtained in the sale of the revenue stream was an advance which, regardless of the completion of any future obligations, was non-refundable.

•

In the case that the Company had not met these deliverables by the termination date of the contract (July 19, 2017), no refund of the advance was required, but the term of the contract would be extended until the original advance was recouped.

•	Any deliverables required by the contract were met at December 31, 2006.

2.	Any variation in the Company’s revenue or income will have no impact on the investor’s rate of return as it relates to this non-refundable advance since the Company had no further obligation.

•

There would be no recourse available to the investor relating to payments due under the arrangement, because as stated above, the Company expected at the time of the agreement and has subsequent to that date, met all the required deliverables and has no further obligation for significant continuing involvement in the generation of revenues.

•

If the Company ceased all music operations as it relates to the production of our animated episodes, it would not be required to refund any of the original advance received nor would it be required to produce any additional musical content under the Agreement and as a result would then recognize in revenue the remainder of the advance.

Primarily, the only downside that the investor could experience is the termination of all music operations. On the other hand, the upside potential is that the investor has 15 years in which to recoup the $5 million investment. Per the Company’s calculation (based on historical experience), the remaining deferred balance of $2.1 million (as of September 30, 2007) is expected to be earned out over the next 4 years which would leave an additional 5 years, under the contractual interest percentages, to incur additional revenues above and beyond their initial investment. This projected earnings calculation is based on the performance revenues earned on our musical content by the Company over the last several years. The potential to recoup

– 4 –	February 25, 2008

the remaining deferred revenue can be achieved significantly earlier if the current Properties of the Company are as successful as expected.

Hope this further clarifies our conversations held during our February 19th conference call. Please feel free to contact me should you have any further questions.

Sincerely,

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.